EXHIBIT 23.7
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated March 8, 2016 relating to the consolidated financial statements and financial statement schedule of Vector Group Ltd. and subsidiaries (the “Company”) and of our report relating to internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses) appearing in the Annual Report on Form 10-K of Vector Group Ltd. and subsidiaries for the year ended December 31, 2015, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Miami, Florida
June 1, 2016